U.S. COMMERCIAL CORP., S.A. DE C.V.

03 DEC 15 AM 7:21

December 10, 2003

03045169

SUPPL

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the notice to U.S. Commercial Corp.'s, S.A. de C.V. shareholders, related to the Shareholders General Extraordinary Assembly held on December 1, 2003.

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

dlw 12/17

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in Fact

U.S. COMMERCIAL CORP., S.A. DE C.V.
NOTICE TO THE SHAREHOLDERS

As resolved by the Shareholders Extraordinary General Assembly of U.S. Commercial Corp., S.A. de C.V., held on December the 1st, 2003, it was resolved among others, to increase equity by $171,320,786.84 M.N., (One hundred seventy-one million three hundred twenty thousand seven hundred and eighty-six pesos, Mexican Currency), of its fixed equity by issuing 447'531,457 new Series "B-1" common, nominative, registered shares, without par value.

In compliance with provisions in article eighth of the company's by-laws and Article 132 of the General Business Law (Ley General de Sociedades Mercantiles) and the resolutions of the aforementioned assembly, the shareholders are notified that they can exercise their first preferential right to subscribe the shares corresponding to this capital increase, may subscribe a new Series "B-1" share, representing the equity of the Company per every two shares in circulation against the delivery of coupon No. 1 of the certificates presently in circulation and the payment in cash of a total subscription price of $4.65 (four pesos 65/100 Mexican Currency) per share.

To exercise this right they shall have up to a fifteen calendar day term, as from the day following that of the publication in the Official Gazette of the Federation.

The shares that may not have been subscribed by the shareholders at the time they exercise their preferential right, and once the period of time granted in the Second Resolution above has come to its term, the shares shall be offered to the company Sercotel, S.A. de C.V., subsidiary of América Móvil, S.A. de C.V., in order to capitalize a portion of the liabilities derived from totally acquiring the participation of América Móvil, S.A. de C.V. in the subsidiary of the Company CompUSA, Inc."

It was resolved that if once the actions have been carried out accordingly to the assembly minutes, not all shares would have been subscribed, they may be freely listed, as the Board of Directors shall decide, since it has been granted the widest powers for that purpose, and specifically to fix the price per share subscription, which may not be lower than the price at which the shares were offered to the Shareholders for the preferential subscription, at the priced fixed and recorded at the Assembly minutes. Any amount exceeding that might result from such minimum level and that would have been comprised in the subscription price per share established by Board of Directors according to the powers granted shall be considered as a premium.

The subscription and payment of the shares issued regarding the abovementioned increase can be made by the company's shareholders throughout the stock exchange or credit institutions in charge of managing their securities. The subscription has not been registered abroad, in accordance to the jurisdiction laws, thus it is possible that certain foreign holders shall not be able to subscribe the shares in accordance with their local law.

Mexico City, December 1st, 2003.
Secretary of the Board of Directors and Delegate of the Assembly
Rafael Robles Miaja

U.S. COMMERCIAL CORP., S.A. DE C.V.

03 DEC 15 AM 7:21

December 8, 2003

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the following information of U.S. Commercial Corp., S.A. de C.V., related to the Shareholders General Extraordinary Assembly held on December 1, 2003:

- Copy of the Extraordinary Shareholders' Assembly.
- Copy of the notice to shareholders. Equality increase and first preferential right.

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in Fact

Outstanding Event
U.S. COMMERCIAL CORP., S.A. DE C.V.
NOTICE TO SHAREHOLDERS
EQUITY INCREASE AND FIRST PREFERENTIAL RIGHT

U.S. COMMERCIAL CORP., S.A. DE C.V General Extraordinary Shareholders' Assembly, held on December 1, 2003, resolved, among other things, to increase the fixed portion of the equity in the amount of $171,320,786.84 Mexican Cy. (One hundred seventy-one million three hundred twenty thousand seven hundred and eighty six Pesos 84/100 Mexican Currency), by issuing 447'531,457 new Series B-1 common, nominative shares, without par value.

Shareholders willing to exercise their first preferential right to subscribe the shares corresponding to the capital increase, may subscribe a new Series "B-1" share, representing the Company's capital stock, per every two outstanding shares, against delivery of coupon No. 1 of certificates presently outstanding and payment in cash of the total subscription price of $4.65 (four pesos 65/100 Mexican Currency) per share, out of which $0.3828128373 pesos Mexican Currency per share subscribed shall be allocated to equity and the rest, that is to say, the amount of $4.2671871627 pesos per share, corresponds to the shares subscription premium.

Shareholders shall have up to a fifteen calendar-day term, from the day following the publication in the Official Gazette of the Federation, (Diario Oficial de la Federación) of the notice provided by Article 132 of the General Business Law (Ley General de Sociedades Mercantiles) and Article Eighth of the corporate by-laws, to exercise such right.

In the event that the shares would have not been subscribed by the Shareholders at the time they exercise their first preferential right, and once the period of time granted in the second resolution of the Assembly Minutes has come to its term, the share shall be offered to Sercotel, S.A. de C.V., subsidiary of América Móvil, S.A. de C.V., in order to capitalize a portion of the liabilities derived from the acquisition of the entire participation of América Móvil, S.A. de C.V. in the Company's subsidiary CompUSA, Inc. It was resolved that once the actions have been carried out accordingly to the assembly minutes, if not all shares would have been subscribed, they may be freely listed, as the Board of Directors shall decide, since it has been granted the widest powers for that purpose, and specifically to fix the price per share subscription, which may not be lower than the price at which the shares were offered to the Shareholders for the preferential subscription, at the priced fixed and recorded at the Assembly minutes. Any amount exceeding that might result from such minimum level and that would have been comprised in the subscription price per share established by Board of Directors according to the powers granted shall be considered as a premium.

Shares issued as a result of the increase shall be registered in the Securities Section of the National Securities Registry (Sección de Valores del Registro Nacional de Valores) kept by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Market (Bolsa Mexicana de Valores, S.A. de C.V.) The registration in the National Securities Registry does not imply any certification on the values rate or the solvency of the Issuer Company. Please note that subscription rights corresponding to the capital increase of the Company shall not be registered in any jurisdiction outside from Mexico and that such rights may be restricted by the law governing some jurisdictions.

For further information regarding the company, and to learn about some risk factors, please refer to the annual report submitted to the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), the Mexican Stock Market (Bolsa Mexicana de Valores, S.A. de C.V) and the investors, in compliance with the provisions of article 33 of the General Provisions Applicable to Securities Issuer Companies and other participants of the Securities Market, published on March 19, 2003 in the Official Gazette of the Federation (Diario Oficial de la Federación). Such annual report is available on the Internet, at the website: www.bmv.com.mx.

This notice is not a selling offer nor an standing offer to purchase the aforementioned securities and is published in compliance with Article 132 of the General Business Law (Ley General de Sociedades Mercantiles), the Corporate By-laws (Estatutos Sociales de la Sociedad) and article 34 of the General Provisions Applicable to the Securities Issuer Companies and other Securities Market participants, published on March 19, 2003 in the Official Gazette of the Federation (Diario Oficial de la Federación) .

Mexico City, December 1, 2003.
Rafael Robles Miaja
Secretary of the Board of Directors and Assembly Delegate

U.S. COMMERCIAL CORP., S.A. DE C.V.
EXTRAORDINARY SHAREHOLDERS' ASSEMBLY
DECEMBER 1, 2003

03 DEC 15 7:21

In Mexico City, Federal District, at the corporate domicile of U.S. Commercial Corp., S.A. de C.V., at 10:30 hours of December 1, 2003, have been called to hold an Extraordinary Shareholders Assembly at the building located at Paseo de las Palmas, 1er. Piso, Colonia Lomas de Chapultepec, 11000 Mexico City, the persons that have registered their names and their capacity in the attendance list, and that in compliance with the requirements have duly signed and submitted the documents that prove their capacity, pursuant call for this assembly published in *"El Economista", "El Universal"* and *"El Financiero"* Mexico City daily's, on November 14, 2003. The documents above mentioned are attached this minute's file and become a part it.

Mr. Lic. Carlos Slim Domit, Chairman of the Board of Directors acted as Chairman of the Assembly and Mr. licenciado Rafael Robles Miaja acted as Secretary, in his capacity as Secretary of the Board.

The Chairman appointed Mr. Guillermo Robles Gil Orvañanos and Mr. Gerardo Camargo Robles, as tellers, who having accepting their position, during the performance of their duties, put on the record that 855,542,568 shares, that is to say 95.58% of the 895,062,915 shares in circulation comprising the subscribed and paid equity of the Company as of the date of this meeting, were represented in the Meeting, therefore the Chairman declared the Assembly as legally installed, in compliance with the provisions of Article 189 of the General Business Law (Ley General de Sociedades Mercantiles) and, to what may apply to Article Sixteen of the corporate by-laws.

Accordingly to the outcome of the count and since the call to hold this assembly was conducted in due form and within due time as set forth in the corporate by-laws, the Chairman declared the Assembly as legally installed, pursuant Article 189 of the General Business Law (Ley General de Sociedades Mercantiles), the quorum has been integrated as required by Article Sixteen of the corporate by-laws was incorporated.

The Secretary notified the Assembly that under the terms of the provisions of paragraph c) Section VI, Article 14 Bis 3 of the Securities Market Law (Ley del Mercado de Valores), the formats of the powers of attorney referred to in such Securities Market Law (Ley del Mercado de Valores) were made available for the Securities Market Dealers during the term referred to in Article 173 of the General Business Law (Ley General de Sociedades Mercantiles), and such fact was verified.

the Shareholders approved, by unanimity of votes, the legal holding of the Meeting, as declared by the Chairman and proceeded to requested the Secretary to read the Agenda, as it

appeared in the call for this Assembly which is herein below transcribed:

AGENDA

I. *Proposal to increase equity by issuing new shares and to determine the procedure for their subscription and payment. Resolutions on this respect.*

II. *proposal to modify Articles Six, Seven, Twelve, Thirteen, Fourteen, Twenty Bis, Twenty-four and Thirty-six and any other that is deemed convenient of the corporation's by-laws. Resolutions on this respect.*

III. *Appointment of the delegates in charge of executing the resolution agreed by the assembly, and if such is the case, the formalities they are subject to.*

Thereafter, the Shareholders approved, by unanimity of votes, the legal holding of the Meeting, and the Agenda, as declared by the Chairman and proceeded to discuss the items included therein, as follows:

ITEM ONE. Discussing Item One of the Agenda, the Chairman stated that, in order to strengthen the Company's financial structure, comply with the capital requirements requested by the Company and its subsidiaries, and to carry out new investment projects, including the consolidation of the new subsidiary CompUSA, Inc., among other general corporate objectives, on behalf of the Board of Directors he would allow himself to submit a proposal to the assembly in order to approve the increase of $171,320,786.84 Pesos (One hundred seventy-one million three hundred twenty thousand seven hundred and eighty-six pesos, Mexican Currency) the minimum fixed capital amount without withdrawal right, to be paid by the subscription and payment in cash of 447,531,457 new Series "B-1" shares, which would be first offered to the Shareholders pursuant Article Eight of the corporate by-laws and Article 132 of the General Business Law (Ley General de Sociedades Mercantiles) and those new shares that would have not been subscribed after the period of time granted to exercise such rights has come to its term, be offered to the Company Sercotel, S.A. de C.V, subsidiary company of América Móvil, S.A. de C.V., in order to capitalize a portion of the liabilities derived from the total acquisition of the participation of América Móvil, S.A. de C.V. in the Company subsidiary CompUSA, Inc. The Chairman proposed that the aforementioned capital increase be performed under the terms allowing the subscription of the new Series "B-1" share, representing the equity of the Company, per every two shares in circulation at the price of $4.65 (four pesos point sixty-five Mexican Currency) per share, out of which $0.3828128373 pesos Mexican Currency per share shall be allocated to equity and the rest, that is to say, the amount of $4.2671871627 pesos per share, corresponds to the shares subscription premium.

Following, having submitted the Board of Directors proposal on this matter, for the Shareholder's consideration, the Assembly adopted the following resolution by unanimity of votes:

RESOLUTIONS

"ONE: It is herein approved to increase by $171,320,786.841 (One hundred seventy-one million three hundred twenty thousand seven hundred and eighty-six Pesos, 84/100 Mexican Currency), the minimum fixed capital without withdrawal right for the Company, increase which shall be paid by the subscription and payment in cash of 447,531,457 new Series "B-1" common registered shares, without par value, the issuance of which is authorized by this Meeting, which shall be represented by certificates with attached coupons No. 2 onwards, to be issued by the Company."

"TWO: It is herein resolved that the Shareholders willing to exercise their first preferential right to subscribe the shares corresponding to this capital increase, may subscribe a new Series "B-1" share, representing the equity of the Company per every two shares in circulation against the delivery of coupon No. 1 of the certificates presently in circulation and the payment in cash of a total subscription price of $4.65 (four pesos 65/100 Mexican Currency) per share, out of which $0.3828128373 pesos Mexican Currency per share shall be allocated to equity and the rest, that is to say, the amount of $4.2671871627 pesos per share, corresponds to the shares subscription premium.

Shareholders shall have up to a fifteen calendar day term, as from the day following that of the publication in the Official Gazette of the Federation of the notice provided for in Article 132 of the General Business Law (Ley General de Sociedades Mercantiles) and Article Eight of the corporate by-laws to exercise such right."

"THREE: It is herein resolved that the shares that, in the event, may not have been subscribed by the shareholders at the time they exercise their preferential right, and once the period of time granted in the Second Resolution above has come to its term, the shares shall be offered to the company Sercotel, S.A. de C.V., subsidiary of América Móvil, S.A. de C.V., in order to capitalize a portion of the liabilities derived from totally acquiring the particiaption of América Móvil, S.A. de C.V. in the subsidiary of the Company CompUSA, Inc."

"FOUR: It is herein resolved that, once the actions have been carried out accordingly to the assembly minutes, if not all shares would have been subscribed, they may be freely listed, as the Board of Directors shall decide, since it has been granted the widest powers for that purpose, and specifically to fix the price per share subscription, which may not be lower than the price at which the shares were offered to the Shareholders for the preferential

subscription, at the priced fixed and recorded at the Assembly minutes. Any amount exceeding that might result from such minimum level and that would have been comprised in the subscription price per share established by Board of Directors according to the powers granted shall be considered as a premium."

"FIVE: It is herein solved, prior to carrying out the formalities and obtaining of the authorizations that may apply: (a) To request the authorization to broadening the Company's shares registration in the Securities section of the National Securities Registry and Bolsa Mexicana de Valores, S.A. de C.V., as to include therein Series "B-1" derived from the equity increase approved by this Assembly and (b) as required, to take care of any formalities that might be required by the securities market and the foreign regulating authorities as established by the Board of Directors.

The Assembly expressly determines that the total amount of shares to be subscribed per outstanding share is two shares per every outstanding share, regardless that any adjustment derived from the repurchase or replace of the shares is made, among other corporate events adjusting the number of outstanding shares at the time the corresponding subscription starts. If applicable, any remaining share shall be pending subscription and payment under the terms of the foregoing Resolutions."

"SIX: It is herein resolved to put on the record that upon subscription and full payment of the 447,531,457 new Series "B-1" shares, derived from the capital increase agreed by the Assembly, paid equity of the Company shall amount to $563,640,719.51 (Five hundred sixty-three million six hundred forty thousand seven hundred and nineteen Pesos 51/100 Mexican Currency), amount which shall fully correspond to the minimum fixed capital without withdrawal right, which shall be represented by 1,474,115,267 fully paid Series "B-1", common registered shares, without par value."

"SEVEN: It is herein resolved to grant the Chairman and the Secretary of the Board of Directors the widest powers for any of them may indistinctively undertake action to prepare and publish the notice or notices, deemed necessary or advisable, to inform the shareholders regarding the resolutions adopted by the Assembly, covering this item of the Agenda."

ITEM TWO. Regarding Item Two of the Agenda, the Chairman submitted to the consideration of the Meeting, a proposal to modify Articles Six, Seven, Twelve, Thirteen, Fourteen, Twenty Bis, Twenty Four and Thirty-Six of the corporate by-laws to adjust them to the general provisions applicable to Securities issuer companies and other Securities market participants published in the Official Gazette of the Federation on March 19, 2003.

Thereafter, and in accordance with the proposal referred to above, which was submitted to the consideration of the shareholders, the Assembly took, by majority of votes of the

855,164,226 shares representing 99.95% of the shares represented at the Assembly and 95.54% of the shares in circulation as of the date of the Assembly and the vote against the 378,342 the following:

"EIGHT. In order to comply with the new general provisions applicable to the Securities issuer companies and other Securities market participants, published in the Official Gazette of the Federation on March 19, 2003, consisting of adjusting some articles of the Company's corporate by-laws, it is herein resolved to modify Articles Six, Seven, Twelve, Thirteen, Fourteen, Twenty Bis, Twenty-four and Thirty-six of the corporate by-laws in order to be drafted as follows:

ARTICLE SIX. Equity of the Company is variable. Minimum fixed capital without withdrawal right amounts to $563,640,719.51 Pesos (Five hundred sixty-three million six hundred forty thousand seven hundred and nineteen Pesos 51/100 Mexican Currency), represented by 1'474,115,267 Series "B-1" common registered shares without par value. The variable portion of the equity shall be represented by the number of Series "B-2" common registered shares without par value, determined by the General Assembly solving its issuance and shall be identified with the other features established by the Assembly, if applicable..

ARTICLE SEVEN. Subsidiaries of the Company, as such term is defined in the General Accepted Accounting Principles in Mexico, must not invest, directly or indirectly in the Company's equity, nor in any other Company of which the Company be subsidiary, except whenever those companies act as controlling shareholders acquiring shares of the Company to comply with shares sales options or plans created or that may be granted or designed in favor of any employee or officers of such Company, provided the number of shares acquired for such purpose does not exceed 25% (Twenty-five percent) of the all the shares in circulation of the Company.

Likewise, must be submitted for the approval of the Board of Directors of the Company the operations that its subsidiaries, according to the general accepted accounting principles in Mexico would intend to carry out with persons involved or whereas the implication of compromising their estate exists, under the terms of paragraph d) Fraction IV, Article 14 Bis 3 of the Securities Market Law (Ley del Mercado de Valores), prior opinion issued on these cases by the Audit Committee. The Company shall set forth actions aimed to provide whatever deemed necessary for due compliance with the provisions hereof.

In the event the shares representing the equity of the Company be registered in the National Securities Registry, the Company may acquire shares representing its equity through the stock exchange, at market price, under the terms of Article 14 Bis 3 of the Securities Market Law (Ley del Mercado de Valores), without applying the provisions set forth in the first paragraph of Article 134 of the General Business Law (Ley General de Sociedades Mercantiles), provided the purchase is made charged to the stockholders' equity as long as such shares belong to the issuer company or, if applicable, the equity in the event it is resolved to convert them into treasury shares, under such assumption, the resolution of the shareholders assembly shall not be required. The General Ordinary Shareholders' Assembly must expressly agree, for each fiscal year, the maximum amount they are able

to allocate to purchase their own shares, with the only limitation that the sum of the resources allocated for that purpose in not to exceed the Company's the net profit total balance including the retain earnings. In turn, the Board of Directors must appoint for that purpose the person or persons responsible for acquiring and listing of own shares. As long as the shares belong to the Company they may not be represented in any kind of shareholders' assemblies.

Own shares belonging to the Company or in its case, treasury shares referred to in the previous paragraph, without detriment to the provisions of the General Business Law (Ley General de Sociedades Mercantiles) may be listed among the investors, for the equity increase without the need of a resolution issued by the shareholders' assembly, nor the agreement of the Board of Directors whenever is due to its listing.

ARTICLE TWELVE. Reductions of the fixed minimum equity without withdrawal right must be approved by the General Extraordinary Shareholders' Assembly. Reductions to the variable portion of the equity except when the shareholders exercise their withdrawal right shall be approved by the General Extraordinary Shareholders' Assembly or by the General Ordinary Shareholders' Meeting, indistinctively, and the corresponding minutes must be legalized before a Notary Public in any event. Minutes from the Assembly shall not be legalized in the event of capital decreases to exercise the withdrawal right of any shareholder or in the event of any increase or decrease derived from the acquisition of own shares referred to in fraction one, Article 14 Bis 3 of the Securities Market Law (Ley del Mercado de Valores), nor in the event of any capital decrease to exercise the withdrawal right of any shareholder.

For reducing the equity, provisions of Article 135 and other relative articles of the General Business Law (Ley General de Sociedades Mercantiles) shall apply and in the event of the reduction in the fixed portion other provisions of Article 9 of such Law shall apply.

In the event that shares representing the equity of the Company are registered in the National Securities Registry, the procedure to exercise the withdrawal right of the variable portion shareholders, besides compliance with the provisions of Articles 220 and 221 of the General Business Law (Ley General de Sociedades Mercantiles), shall be subject to pay the corresponding reimbursement at the lowest value of the two following: 95% of the stock exchange listing value, obtained from the operation average made during the thirty days during which the shares of the Company have been effectively traded prior to the date on which withdrawal shall be effective, or if the days on which the shares have been effectively traded is shorter than thirty days, the thirty days on which the shares have been effectively traded shall be taken into consideration; or else, the accounting value of the shares under the balance sheet corresponding to the immediately prior year when this operation must become effective, previously approved by the General Ordinary Shareholders' Meeting.

Payment of reimbursement shall be call in from the Company as of the day after the General Ordinary Shareholders' Assembly has taken place and has approved the balance sheet corresponding to the year when the withdrawal was put into effect.

In no event, the capital must be reduced to an amount lower to the legal minimum.

ARTICLE THIRTEEN. Under the terms and for the purposes of Article 130 of the General Business Law (Ley General de Sociedades Mercantiles), it is herein set forth that transfer of shares issued by the Company or the certificates or instruments issued based on such shares or rights on such shares may only be prior authorization from the Board of Directors in the event the number of shares or right on such shares to be transferred, in one act or association of acts, without any time limitation or from a group of shareholders related among them, acting as group, means ten percent (10%) or more of the voting shares issued by the Company if the Board of Directors, under the terms of this article rejects authorization, shall appoint one or more shares purchasers, who must pay to the interested party the price registered in the securities exchange. In the event shares are not listed in the National Securities Registry and Dealers, the price to be paid shall be determined under Article 130 mentioned above. Each one of the persons that would take part in any way, of any actions that breaches the provisions of the foregoing paragraph shall be bound to pay liquidated damages to the company in an amount equivalent to the price of all shares, certificates or instruments representing the equity of the Company the hold, directly or indirectly, or that may have taken part in a forbidden operation, in the event the persons executed such operation but would not own shares issued by the Company, in the event the operations giving rise to the acquisition of a percentage of shares, certificates, or instruments representing the equity of the Company exceeding 10% (ten percent) of the equity are made free of charge, liquidated damages shall be equivalent to the Market Value of such certificates or instruments provided not authorization mentioned in the paragraph above shall have applied. As long as the Company keeps the issued shares registered in the National Securities Registry, the foregoing request, in the event of the operations, made by the Stock Exchange shall be additionally subject to the rules set forth, if applicable, by the Securities Market Law (Ley del Mercado de Valores), or those that there under may be issued by the National Banking and Securities Commission. In addition, acquiring individuals or group obtaining or increasing an insignificant interest of the company, without having previously fostering an offer under the provisions set forth in the General Rules applicable to the acquisitions of securities to be disclosed and published for its securities purchase issued by the National Banking and Securities Commission, may not exercise any corporate right derived from the securities entitled to the corresponding vote, and that the Company shall refrain from registering such shares in the register referred to in Articles 128 and 129 of the General Business Law (Ley General de Sociedades Mercantiles). In addition to the foregoing, a majority of the members of the Board of Directors that have been selected to such position before checking any circumstance that may imply a change of control may grant their written authorization by resolution taken at a Board Meeting, expressly called for such purpose under the terms of these by-laws in order for a change of control in the Company may apply. "Control" or "To Control" means (i) to become the owner of most of common shares entitled to vote, representing the equity of the Company or any certificate or instrument issued based on such shares; (ii) the power to determine, directly or indirectly, any decision of the management and policies of the Company or its subsidiaries; or (iii) the power to forbid any material decision on the policies of the Company or its subsidiaries, whether by holding the voting securities, by agreement or otherwise. The Board of Directors shall be entitled to determine whether any individual is acting jointly or in coordination for the purposes regulated herein. In the event the Board of Directors resolves so, individuals in question must be considered as one person for the purposes hereof.

As long as the shares of the Company are registered in the Securities section of the National Securities Registry, under the terms of the Securities Market Law (Ley del Mercado de Valores), and the applicable general provisions of the National Banking and Securities Commission and in the event of the

cancellation of any Company's share registration in the Securities section of such registry, shareholders holding most of the ordinary common shares and able, under any title, to make decisions in the General Shareholders' Assembly or appoint most of the members of the Board of Directors of the Company agree to make a public purchase bid, before the cancellation, complying in this event with the provisions of Article 8, section III of the "Provisions applicable to the securities issuing companies and other securities market participants", issued by the National Banking and Securities Commission.

Shareholders referred to in the foregoing paragraph shall be bound to place in a trust for a minimum period of six months, necessary resources to purchase at the same bid price, the investors' shares not attending thereat, in the event once the public purchase bid is made and prior cancellation of the registration in the National Securities Registry, such shareholders dot not acquire 100% (one hundred percent of the paid up equity

ARTICLE FOURTEEN. The General Shareholders' Assembly is the supreme body of the Company. General Shareholders' Meetings shall be ordinary and extraordinary. One and the other shall meet at the corporate domicile, except in the event of an Act of God or force majeure, but in any event shall meet in Mexico.

General Ordinary Shareholders' Assembly shall be those which purpose is to deal with any matter that according to the law or these by-laws are reserved to the General Extraordinary Meeting.

The General Ordinary Assembly shall meet at least once a year, within the four months after the closing of the fiscal year and shall deal, in addition to any other matters included in the Agenda, with the following: a) Analysis, approval or modification to the managers' report referred to in the general provisions of Article 172 of the General Business Law (Ley General de Sociedades Mercantiles), taking into consideration the examiner's report and taking the actions it deems advisable; and b) Appoint to the Board of Directors and the Examiners; c) Fix the emoluments corresponding to Directors and Examiners.

General Extraordinary Meetings shall be those met to deal with any or some of the matters provided for in Article 182 of the General Business Law (Ley General de Sociedades Mercantiles).

ARTICLE TWENTY BIS. Regardless the obligation of the Company to comply with the provisions set forth in paragraph six, and in sections of Article Twenty of these by-laws and as long as such articles are in force, failing to comply with the provisions of such paragraph and its sections, for any reason, shall not create, nor grant the right to third parties to contest the lack of validity, regarding the legal formalities, contracts, agreements, resolutions or any other act held by the Company by means or through its Board of Directors or any other intermediate body, delegate, principal or attorney-in-fact, nor shall validity requirements or existing of such acts be considered.

ARTICLE TWENTY-FOUR. The Board of Directors shall have the rights and obligations corresponding thereto under the law and these by-laws and shall have the widest powers to take all the resolutions and perform any kind of act that may be necessary or advisable to attain the corporate purpose, except for those expressly reserved by law or by these by-laws of the Shareholders' Meeting.

The Board of Directors shall have, regarding any other management body, officer or attorney-in-fact to this Company, the following powers: a) Appoint and remove the General Director of the Company; b) analyze and, if applicable, render the resolutions it deems advisable regarding with any act or resolution of the Executive Committee and the Audit Committee of this Company, included in the activities' reports to be submitted by such bodies and under the provisions of those by-laws; c) create branches or agencies of the Company; d) approve transfer of any kind of trademarks, invention patents and copyrights; e) the non-transferable power to approve the operations not complying with the provisions of the normal business line and trying to be held by the Company and its partners, with the individuals forming part of the Company's management or with those individuals having assets links or, if applicable, a blood relation or affinitive until the second rate, the spouse or concubine or those its subsidiaries try to hold with related individuals representing the purchase or sale of 10% (ten percent) or more of the assets; granting of guaranties in an amount exceeding 30% (thirty percent) of the assets, and operations other than the foregoing representing more than 1% (one percent) of the Company's assets. Members of the Board of Directors shall be responsible for the resolutions they may reach as a result of the matters referred to in this paragraph e), except in the case set forth in Article 159 of the General Business Law (Ley General de Sociedades Mercantiles); f) build an audit committee, which shall be comprised in the manner and under the terms herein below stated:

1. The Audit Committee shall be comprised of directors, of which the Chairman and most of them must be independent and shall have the Company Examiners' attendance who shall attend their meetings as invitees with the right to speak but not to vote.

2. The Audit Committee shall have, among others, the following duties: i) Prepare the annual report of its activities and submit it to the Board of Directors; ii) Render an opinion on the transactions with the related persons mentioned in section e) hereof and iii) propose the engagement of the independent specialists in the event it deems it advisable in order to state their opinion regarding the transactions referred to in paragraph e) of this Article Twenty-four.

3. The Audit Committee may fix the standards regulating their performance, and i) all other powers that may be reserved therefore by Law.

ARTICLE THIRTY-SIX. In the event of any controversy between the Company and its Shareholders or else among the Shareholders for reasons related to the Company or for the construction and compliance herewith, the Company and the Shareholders shall be expressly submitted to the applicable laws in and to the competence and jurisdiction of competent courts of Mexico City, therefore, they waive to any other forum that due to their domicile or for any other reason may correspond thereto."

ITEM THREE. As of item three of this Agenda, regarding the appointment of the Special Delegates, the Chairman proposed to appoint Messrs. Alejandro Archundia Becerra, Rafael Robles Miaja and Alejandro de la Borbolla Ordoñana, as Special Delegates of this Assembly. To this respect, the Assembly approved the following, by unanimity of votes,

RESOLUTION

"NINE- Messrs. Alejandro Archundia Becerra, Rafael Robles Miaja and Alejandro de la Borbolla Ordoñana, are herein appointed as Special Delegates of this Assembly so any of them individually and when necessary: a) appears before the Notary Public of their choice to legalize all or part of the minutes of this Meeting; b) so by itself or by the individuals appointed thereby, register the corresponding certified copy in the Public Registry Bureau of Commerce of this City; c) to issue a certified copy of all or part of these minutes as deemed convenient; and d) carry out any actions or formalities that may be required in due compliance of this Assembly's resolutions."

Such resolutions were read in the Assembly and are attached to the file of the minutes being drafted, as literally inserted.

Having no other matter to discuss, the minutes of the Assembly were read and submitted for the consideration of the shareholders, which were approved by unanimity of votes under these terms, and the assembly was adjourned at 11:00 hours on December 1, 2003.

The following documents have been attached to the file of this minute: a) Attendance List; y b) The copies of the publications made in *"El Economista", "El Universal"* and "*El Financiero*" daily's on November 14, 2003.

It is hereby certified, that the Shareholders and their representatives were present at all times for as long the Assembly lasted.

These minutes were signed by the Chairman and Secretary.

Carlos Slim Domit
Chairman

Rafael Robles Miaja
Secretary

I, Alejandro de la Borbolla Ordoñana, as Delegate of the General Extraordinary Shareholders' Assembly of - U.S. Commercial Corp., S.A. de C.V., held on December 1, 2003, certify and evidence that this is a true copy of the original of the minutes from the General Extraordinary Shareholders' Assembly of U.S. Commercial Corp., S.A. de C.V., held on December 1, 2003, which is comprised of 8 pages.

This certification is issued in Mexico City, Federal District, on the first day of December, 2003.

Alejandro de la Borbolla Ordoñana
Meeting's Delegate